UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CYPRESS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

232751 107

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Cypress Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,957,349(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,957,349(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,957,349(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.8%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 673,400 common units representing limited partner interests (“Common Units”) and 673,400 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by Cypress Energy Partners – TIR, LLC (“CEP TIR”) and 671,250 Common Units and 4,939,299 Subordinated Units in the Issuer held directly by Cypress Energy Holdings II, LLC (“Holdings II”). CEP TIR is a wholly-owned direct subsidiary of Cypress Energy Investments, LLC (“Energy Investments”). Energy Investments and Holdings II are both wholly-owned direct subsidiaries of Cypress Energy Holdings, LLC (“Cypress Holdings”). Cypress Holdings is managed by a three person board of directors (the “Cypress Holdings Board”) comprised of Peter C. Boylan III, Lawrence D. Field and Charles C. Stephenson, Jr. The Cypress Holdings Board has voting and dispositive power over the units held by CEP TIR and Holdings II and may exercise such control only by majority vote. The Cypress Holdings Board is elected by the affirmative vote of the members representing at least a majority of the voting ratio of Cypress Holdings, subject to the concurrence of CEP Capital Partners, LLC, an entity controlled by Mr. Boylan. As such, no individual member of the Cypress Holdings Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the securities of the Issuer held by the Issuer’s general partner or Cypress Holdings.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership dated January 21, 2014 (the “Partnership Agreement”), which is incorporated by reference to Exhibit 3.1 of Form 8-K (Current Report) filed by the Issuer with the Securities and Exchange Commission on January 27, 2014, and other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 5,913,000 Common Units and 5,913,000 Subordinated Units outstanding outstanding as of November 12, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

1	NAMES OF REPORTING PERSONS Cypress Energy Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,610,549(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,610,549(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,610,549(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 671,250 Common Units and 4,939,299 Subordinated Units in the Issuer held directly by the Reporting Person, which is a wholly-owned direct subsidiary of Cypress Energy Holdings, LLC.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as defined in the Partnership Agreement, and other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 5,913,000 Common Units and 5,913,000 Subordinated Units outstanding outstanding as of November 12, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

1	NAMES OF REPORTING PERSONS Cypress Energy Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,346,800(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,346,800(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,346,800(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 673,400 Common Units and 673,400 Subordinated Units in the Issuer held directly by Cypress Energy Partners – TIR, LLC, which is a wholly-owned direct subsidiary of the Reporting Person.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as defined in the Partnership Agreement, and other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 5,913,000 Common Units and 5,913,000 Subordinated Units outstanding outstanding as of November 12, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

1	NAMES OF REPORTING PERSONS Cypress Energy Partners – TIR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,346,800(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,346,800(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,346,800(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 673,400 Common Units and 673,400 Subordinated Units in the Issuer held directly by the Reporting Person, which is a wholly-owned direct subsidiary of Cypress Energy Investments, LLC.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as defined in the Partnership Agreement, and other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 5,913,000 Common Units and 5,913,000 Subordinated Units outstanding outstanding as of November 12, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

ITEM 1.	(a)	Name of Issuer:

Cypress Energy Partners, L.P. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

5727 S. Lewis Avenue, Suite 500
Tulsa, OK 74105

ITEM 2.	(a)	Name of Person Filing:

Cypress Energy Holdings, LLC
Cypress Energy Holdings II, LLC
Cypress Energy Investments, LLC
Cypress Energy Partners – TIR, LLC

	(b)	Address or Principal Business Office:

Principal business office for Cypress Energy Holdings, LLC, Cypress
Energy Holdings II, LLC, Cypress Energy Investments, LLC and Cypress
Energy Partners – TIR, LLC:

5727 S. Lewis Avenue, Suite 500
Tulsa, OK 74105

	(c)	Citizenship:

		Cypress Energy Holdings, LLC	Delaware
		Cypress Energy Holdings II, LLC	Delaware
		Cypress Energy Investments, LLC	Delaware
		Cypress Energy Partners – TIR, LLC	Delaware

	(d)	Title of Class of Securities:

Common units representing limited partner interests

	(e)	CUSIP Number:

232751 107

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Holdings		Holdings II		Energy Investments		CEP TIR
(a)	Amount beneficially owned:	6,957,349	(1)(2)	5,610,549	(2)(3)	1,346,800	(2)(4)	1,346,800	(2)(4)
(b)	Percent of class:	58.8%		47.4%		11.4%		11.4%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	—		—		—		—
	(ii) Shared power to vote or to direct the vote:	6,957,349	(1)	5,610,549	(3)	1,346,800	(4)	1,346,800	(4)
	(iii) Sole power to dispose or to direct the disposition of:	—		—		—		—
	(iv) Shared power to dispose or to direct the disposition of:	6,957,349	(1)	5,610,549	(3)	1,346,800	(4)	1,346,800	(4)

(1)	Represents 673,400 Common Units and 673,400 Subordinated Units in the Issuer held directly by CEP TIR and 671,250 Common Units and 4,939,299 Subordinated Units in the Issuer held directly by Holdings II. CEP TIR is a wholly-owned direct subsidiary of Energy Investments. Energy Investments and Holdings II are both wholly-owned direct subsidiaries of Cypress Holdings. Cypress Holdings is managed by the Cypress Holdings Board comprised of Peter C. Boylan III, Lawrence D. Field and Charles C. Stephenson, Jr. The Cypress Holdings Board has voting and dispositive power over the units held by CEP TIR and Holdings II and may exercise such control only by majority vote. The Cypress Holdings Board is elected by the affirmative vote of the members representing at least a majority of the voting ratio of Cypress Holdings, subject to the concurrence of CEP Capital Partners, LLC, an entity controlled by Mr. Boylan. As such, no individual member of the Cypress Holdings Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the securities of the Issuer held by the Issuer’s general partner or Cypress Holdings.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as defined in the Partnership Agreement, and other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in the above table.
(3)	Represents 671,250 Common Units and 4,939,299 Subordinated Units in the Issuer held directly by Holdings II, which is a wholly-owned direct subsidiary of Holdings.
(4)	Represents 673,400 Common Units and 673,400 Subordinated Units in the Issuer held directly by CEP TIR, which is a wholly-owned direct subsidiary of Energy Investments.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

CYPRESS ENERGY HOLDINGS, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Chief Financial Officer

CYPRESS ENERGY HOLDINGS II, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Vice President, Secretary and Treasurer

CYPRESS ENERGY INVESTMENTS, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Chief Financial Officer, Vice President, Secretary and Treasurer

CYPRESS ENERGY PARTNERS – TIR, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Chief Financial Officer, Vice President, Secretary and Treasurer

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 17, 2015

Date: February 17, 2015

CYPRESS ENERGY HOLDINGS, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Chief Financial Officer

CYPRESS ENERGY HOLDINGS II, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Vice President, Secretary and Treasurer

CYPRESS ENERGY INVESTMENTS, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Chief Financial Officer, Vice President, Secretary and Treasurer

CYPRESS ENERGY PARTNERS – TIR, LLC

By:	/s/ G. Les Austin
Name:	G. Les Austin
Title:	Chief Financial Officer, Vice President, Secretary and Treasurer